# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vemanti Group, Inc., CIK 0001605057
CUSIP: 92259A102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7545 IRVINE CENTER DR., 7545 IRVINE CENTER DR., IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001477932-21-004431
Filed by CIK 0001869377
Persons authorized to receive notices and communications: Mark Crone, Esq., 420 Lexington Avenue, Suite 2446, New York, New York (NY), 10170, 646-861-7891

## Reporting persons
- Tran Tan (CIK 0001869377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 420,155,000; shared voting power 0; sole dispositive power 60,155,000; shared dispositive power 0; aggregate amount beneficially owned 20,155,000 (27% of the class)
  Comment: Item 9 - Sole Dispositive Power
  20,155,000.00 (Common Stock)
  40,000,000.00 (non-convertible Series A Preferred Stock)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Vemanti Group, Inc.
Address of issuer's principal executive offices: 7545 IRVINE CENTER DR., 7545 IRVINE CENTER DR., IRVINE, California (CA), 92618
Comment: This Amendment No. 4 to the Schedule 13D (this "Amendment No. 4") relates to the Common Stock of Vemanti Group, Inc., a Nevada corporation with principal executive offices located at 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618 (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 7, 2021 (the "Initial Schedule"), as amended and supplemented by Amendment No. 1 filed on October 24, 2023, Amendment No. 2, filed on April 10, 2024, and Amendment No. 3 filed December 27, 2024 (the "Amendments", together with the Initial Schedule, the "Schedule 13D") on behalf of the Reporting Person. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On December 17, 2024, Mr. Tran entered into a Mutual Rescission Agreement and Release (the "Rescission Agreement") with the Issuer, VinHMS Pte. Ltd., a Singapore private company limited by shares ("VinHMS") and VinHMS's shareholders. Under the terms of the Rescission Agreement, as soon as practicable after the Closing, which occurred on December 20, 2024, the Issuer was to reissue 40,000,000 shares of Series A Preferred Stock to Mr. Tran.

40,000,000 shares of Series A Preferred Stock were subsequently issued to Mr. Tran on January 14, 2025, and constitute 100% of the Series A Preferred Stock issued and outstanding as of the date of this report. While the Series A Preferred Stock does not convert into Common Stock, it votes alongside the Common Stock, with each share of Series A Preferred Stock entitled to 10 votes of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover page of Amendment No. 4 is hereby incorporated by reference into this Item 5.

As of the date of this Schedule 13D, Mr. Tran beneficially owns 40,000,000 Shares of Series A Preferred Stock, which constitutes 100% of the Series A Preferred Stock issued and outstanding as of the date of this report. The Series A Preferred Stock does not convert into Common Stock; however, the Series A Preferred Stock vote with the Common Stock with each share of Series A Preferred Stock entitled to 10 votes of Common Stock. Additionally, Mr. Tran beneficially owns 20,155,000 shares of Common Stock, which represents approximately 27.0% of the shares of Common Stock issued and outstanding as of the date of this report.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Mutual Rescission Agreement and Release, dated December 17, 2024

https://www.sec.gov/Archives/edgar/data/1605057/000147793224008330/tran13da_ex1.htm

## Signatures
- Tran Tan: /s/ Tan Tran, Tan Tran (01/17/2025)